FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui divests shares of United Petroleum Development Co., Ltd.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 29, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010

MITSUI & CO., LTD.

	By:	/s/ Junichi Matsumoto
	Name:	Junichi Matsumoto
	Title:	Executive Vice President
Chief Financial Officer

March 29, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui divests shares of United Petroleum Development Co., Ltd.

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui has divested all it shares of United Petroleum Development Co., Ltd. (UPD) to Japan Energy Development Co., Ltd. (JED) and Cosmo Oil Co., Ltd. (Cosmo).

Upon a request of JED and Cosmo to purchase Mitsui’s UPD shares in 2009, Mitsui decided on this divesture in consideration of its corporate strategy to optimize its business portfolio. Mitsui’s subsidiary company Mitsui Oil Exploration Co., Ltd. continues to hold 10% of UPD’s shares.

UPD is participating in exploration and production activities through Bunduq Co., Ltd in the El Bunduq Field, which is located on the offshore border of United Arab Emirates and Qatar.

Mitsui continues to view the Abu Dhabi and Qatar region as one of its core oil and gas exploration and production business regions. Mitsui will continue to invest in attractive opportunities and expanding its portfolio in the Middle East.

Summary of UPD

Company Address	Minato-ku, Tokyo Japan
Establishment	November 6, 1970
Share Holders (Before transaction)	JED 35%, Cosmo 35%, Mitsui 20%, Mitsui Oil Exploration Co., Ltd. 10%
Capital	JPY 2,010 million (end of December 2009)
Net Sales	JPY 29.4 billion (fiscal year ended December 2009)
Representative	Yaichi Kimura, Representative Director, President
Fiscal Term	December
Number of Employees	30 (as of end of December 2009)
Oversea branches	Abu Dhabi UAE, Doha Qatar
Operating Company	Bunduq Co., Ltd. (Abu Dhabi, UAE)

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7566

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.